Exhibit (a)(5)(v)

NEWS RELEASE

VIRTUS TOTAL RETURN FUND INC. ANNOUNCES

FINAL RESULTS OF TENDER OFFER

HARTFORD, CT, June 29, 2017 – The Virtus Total Return Fund Inc. (NYSE: ZF) announced today that that, in accordance with its tender offer for up to 5 percent of its issued and outstanding shares of common stock, which expired at 11:59 p.m., New York time, on June 23, 2017, the fund has accepted 1,133,020.45 shares, representing 5 percent of its outstanding shares, for payment on or about June 30, 2017.

A total of 6,104,415.82 shares were properly tendered and not withdrawn by June 23, 2017, the final date for withdrawals. Therefore, on a pro-rated basis, approximately 18.568 percent of the shares so tendered by each tendering stockholder have been accepted for payment. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on June 23, 2017, which is equal to $13.1908 per share.

About the Fund

The Virtus Total Return Fund Inc. (formerly known as The Zweig Fund, Inc.) is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. The fund has a current target allocation of approximately 60 percent equity securities, primarily invested globally in owners/operators of infrastructure in the communications, utility, energy, and transportation industries, and 40 percent fixed income, designed to generate high current income and total return through the application of active sector rotation, extensive credit research, and disciplined risk management. The fund also pursues an options overlay strategy that seeks to generate additional income through the use of index-based, out-of-the money put and call spreads. Virtus Investment Advisers is the adviser to the fund and Duff & Phelps Investment Management and Newfleet Asset Management are the subadvisers.

For more information about the fund, contact Shareholder Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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For Further Information:	Media Relations:

Shareholder Services (866) 270-7788 closedendfunds@virtus.com	Joe Fazzino Virtus Investment Partners 860-263-4725